UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the month of June, 2026	Commission File Number 000-56261

Glass House Brands Inc.

(Translation of registrant’s name into English)

3645 Long Beach Blvd.

Long Beach, California 90807
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Glass House Brands Inc.

Date: June 17, 2026	/s/ Kyle Kazan
By: Kyle Kazan
Title: Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description

99.1	FORM 51-102F3 - Material Change Report
99.2	Second Amended and Restated Limited Liability Company Agreement of Glass House Retail, LLC, dated as of June 12, 2026.
99.3	Class A Unit Purchase Agreement, dated as of June 12, 2026, by and among Glass House Retail, LLC, NSJB Investments LLC and Glass House Brands Inc.
99.4	Protection Agreement, dated as of June 12, 2026, by and among Glass House Brands Inc., GHB USUB, LLC and Glass House Retail, LLC
99.5	Unaudited Pro Forma Financial Statements of Glass House Brands Inc.
99.6	News Release, dated June 17, 2026.

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